2400 Boswell Road
Chula Vista, California 91914

September 25, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Attention: Mara Ransom
                 Assistant Director

Re:          Youngevity International, Inc.
Registration Statement on Form S-3
Filed September 18, 2017
File No. 333-220509

Dear Ms. Ransom:

Youngevity International, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. on September 27, 2017 or as soon thereafter as reasonably practicable.

YOUNGEVITY INTERNATIONAL, INC.

By:     /s/ Stephan Wallach
           Stephan Wallach, Chief Executive Officer